June 26, 2009
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Credit Acceptance Corporation Form 10-K for Fiscal Year Ended December 31, 2008 File No. 0-20202
Dear Mr. Vaughn:
On behalf of Credit Acceptance Corporation (referred to herein as the “Company”, “we”, “our”, or “us”), we are responding to your letter dated June 18, 2009, which was a follow up to the Company’s response letter dated May 8, 2009. Your letter included one comment to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.
Form 10-K for the Fiscal year Ended December 31, 2008
Financial Statements
Note 2. Summary of Significant Accounting Policies
Premiums Earned, page 52
1.	We have reviewed your response to prior comment one from our letter dated April 30, 2009. Paragraph 13 of SFAS 60 requires premium revenue on short-term duration contracts to be recognized “in proportion to the amount of insurance protection provided.” In your response, you state that you believe the value of insurance protection provided is represented by average claims experience. While we understand your actuarial experience shows that claims expense is not level over the course of the protection period, it does not appear that the value of insurance protection provided varies significantly for these contracts during the contract period. Therefore, it is unclear how you determined that an accelerated method for recognizing premium revenue is more appropriate than using a pro rata method or some other method that more closely approximates the static level of protection provided over the course of the protection period. Please revise your revenue policies for these contracts accordingly. Please tell us whether there would be a material impact to your financial statements if a pro rata or other similar method were used for the periods presented (including the impact on Q1 2009). Provide us with your quantitative/qualitative analysis.
Response:
Premium revenue recognition
The Staff is correct that a static level of insurance protection is provided throughout the term of the contract. While paragraph 13 of SFAS 60 does generally require recognition of premium revenue in proportion to the level of insurance protection, it does provide that “For those few types of contracts for which the period of risk differs significantly from the contract period, premiums shall be recognized as revenue over the period of risk in proportion to the amount of insurance protection provided.”

While there is little guidance in SFAS 60 regarding how to determine whether the period of risk differs from the contract period, FASB Technical Bulletin 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Costs” does discuss this topic. For contracts within its scope, FTB 90-1 states, in paragraph 3:
Revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.
FTB 90-1 explains the acceptability of other than straight-line revenue recognition in its basis for conclusions as follows:
Per paragraph 19 of FASB Technical Bulletin 90-1:
Paragraph 3 of the proposed Technical Bulletin stated that deferred revenue from separately priced extended warranty and product maintenance contracts should be “recognized in income on a straight-line basis over the contract period except for those circumstances in which the coverage under the contract varies according to a predetermined schedule.” Some respondents stated that the proposed Technical Bulletin should not require straight-line amortization for contracts for which sufficient historical experience indicates that costs of providing services under the contracts are incurred on other than a straight-line basis. In their view, revenue recognition should reflect the amount of risk assumed by period, and such risk is best evidenced by the pattern of service costs expected to be incurred over the contract period. Paragraph 13 of Statement 60 discusses insurance contracts for which the period of risk differs significantly from the contract period. For those contracts, Statement 60 permits the recognition of revenue in proportion to the amount of risk assumed by period. Therefore, proportionately higher revenue is recognized in the periods of greatest risk assumption, as evidenced by increased claims activity. The proposed Technical Bulletin’s requirement to recognize contract revenue on a straight-line basis was revised accordingly to include this “period of risk” concept provided sufficient historical evidence indicates a pattern of service costs that is other than straight line.
Thus, the conclusions in FTB 90-1 are based on the belief that historical evidence of costs being incurred on other than a straight-line basis is sufficient to establish that the pattern of risk assumption is also other than straight-line, and is instead consistent with the pattern of costs. We believe that our historical claims experience allows us to establish periods of greater risk assumption in the manner discussed in paragraph 19 of FTB 90-1. We have sufficient historical evidence that indicates our claims experience is accelerated. We have used this historical claims data to establish the pattern of claims and believe that an average of Rule of 78 and pro rata methods best matches the pattern of our claims experience.
While we do not believe our contracts are within the scope of FTB 90-1 (because our customer is an intermediary, and not the consumer who purchased the vehicle), our financial risk is exactly the same as the risk taken by the obligor on the underlying warranty contract that is covered by FTB 90-1. FTB 90-1 is clear that recognition of revenue in proportion to the incurrence of costs is appropriate (and indeed required) when evidence exists that such costs are not incurred on a straight-line basis. Paragraph 19 of FTB 90-1 makes clear that this recognition pattern is consistent with the requirements of paragraph 13 of SFAS 60. Given this, we believe that our policy of recognizing the insurance premium revenue in proportion to costs incurred is in accordance with paragraph 13 of SFAS 60.
We intend to revise our revenue recognition policy disclosure in future filings as follows:
“Premiums from the reinsurance of vehicle service contracts are recognized over the life of the policy in proportion to expected costs of servicing those contracts. Expected costs are determined based on historical loss experience.”

Difference between our policy and straight-line recognition
We believe that our current methodology is appropriate, and therefore do not believe that there is a need to evaluate the difference between our methodology and a pro rata methodology as an error. However, pursuant to the Staff’s request, we have assessed the materiality of changing our current accounting methodology to a pro rata methodology. We do not believe that changing would have a material impact on our Financial Statements at March 31, 2009 or December 31, 2008. We do believe, however, that the size of the difference is likely to grow over time.
See below quantitative analysis for impact on revenue and net income:

	Q1 2009	Q4 2008
Revenue	-1.3%	-0.9%
Net Income	-2.4%	-2.7%
Also below see the impact on the trend of net income and diluted EPS (dollars in thousands, except per share data):

	Q1 2009	Q4 2008	Q3 2008	Q2 2008
Net income as reported	$29,001	$18,556	$20,657	$10,344
Net income if adjusted	$28,303	$18,055	$20,657	$10,344

Diluted EPS as reported	$0.93	$0.60	$0.67	$0.33
Diluted EPS if adjusted	$0.91	$0.58	$0.67	$0.33
We also do not believe that there are any qualitative factors that would make changing our methodology a material change in policy.
Acknowledgement:
In connection with the above responses, we acknowledge that:
•	Credit Acceptance is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Credit Acceptance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the above responses have adequately addressed your comments. Please direct any additional questions regarding the review and this related response to me at (248) 353-2700 ext. 4575.
Sincerely,
/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:	via fax: (202) 772-9208 Sharon M. Blume, Assistant Chief Accountant, U.S. Securities and Exchange Commission

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